MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

April 17, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Miranda Gold Grants Options

Pursuant to the Miranda Gold Corp. shareholder approved Stock Option Plan, the Directors have today granted Incentive Stock Options to Directors, employees and consultants on 2,025,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $1.92 per share, which price is the last closing price of the Company’s shares prior to the date of grant. The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Miranda Gold Corp., Fiona Grant, Investor Relations, Tel.: (604) 689-1659, Fax: (604) 689-1722, Email: mad@mirandagold.com.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.